January 14, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	CytRx Corporation Registration Statement on Form S-3; File No. 333-208803

Ladies and Gentlemen:

On behalf of CytRx Corporation, a Delaware corporation ("CytRx"), the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement (the "Registration Statement") effective at 5:00 P.M., Washington, D.C. time, on Tuesday, January 19, 2016, or as soon thereafter as is practicable.

In making its request, CytRx hereby acknowledges that:
•
should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, that act will not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective does not relieve CytRx from its full responsibility for the adequacy and accuracy of the disclosures in the Amendment; and

•	CytRx may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
CytRx also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the proposed public offering of securities pursuant to the Registration Statement.
Very truly yours,

/s/ Steven A. Kriegsman

Steven A. Kriegsman
Chairman and Chief Executive Officer

11726 San Vicente Blvd. • Suite 650 • Los Angeles, CA 90049
Phone: (310) 826-5648 • Fax (310) 826-6139